

Mail Stop 4631

January 19, 2017

<u>Via E-Mail</u>
Ruben Mendoza
President and Chief Executive Officer
Foundation Building Materials, Inc.
2741 Walnut Avenue, Suite 200
Tustin, CA 92780

Re: Foundation Building Materials, Inc.
Registration Statement on Form S-1
Filed January 13, 2017
File No. 333-215557

Dear Mr. Mendoza:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Historical Financial Statements</u>
<u>Construction Products Distribution</u>
<u>20. Geographic Information, page F-101</u>

1. We note you revised certain geographic disclosures in note 20 and refer the revised amounts to note 2; however, we noted no disclosures related to these revisions in note 2. Please clarify or revise.

<u>Exhibit 23.7</u>

2. It appears to us that the auditors' consent related to Ken Builders Supply, Inc. should also refer to their financial statements as of and for the year ended December 31, 2014 since those financial statements are also included in your filing. In addition, since you include a review report related to Ken Builders Supply, Inc. interim financial statements in your

filing, it appears to us that their auditors should also provide an awareness letter as required by Item 601(b)(15) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mindy Hooker, Staff Accountant at (202) 551-3732 or, in her absence, Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: <u>Via E-Mail</u>
Jeffrey A. Chapman, Esq.
Peter W. Wardle, Esq.